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SECURITII  ION

12011021

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
Section

FEB 2 1 2012

Washington DC

SEC FILE NUMBER

8-66137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

110

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2011_____AND ENDING_____DECEMBER 31, 2011

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DONEGAL SECURITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
128447

__20 WALNUT STREET__
(No. and Street)

__WELLESLEY__   __MA__   __02481-2104__
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__GILBERT MOREIRA__   __1-781-431-9421__
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Karll, Harvey CPA, P.C.__
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

__41 Middle Street__   __Newburyport__   __MA__   __01950-2755__
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
     XX Certified Public Accountant
     Public Accountant
     Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.**



OATH OR AFFIRMATION

I, <u>Gilbert Moreira</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of<u> Donegal Securities, Inc.</u>, as of <u>December 31, 2011</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Notary Public

Signature

Chief Compliance Officer

Title

This report** contains (check all applicable boxes):
- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
-     (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
-     (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
-     (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
-     (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- X (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Donegal Securities, Inc.
Wellesley, MA

In planning and performing my audit of the financial statements of Donegal Securities, Inc. for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 2, 2012

Donegal Securities, Inc.

Audited Financial Statements

For The Year Ended December 31, 2011

Contents

Index
*****
***
*

Page



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Donegal Securities, Inc.
20 Walnut Street
Wllesley Hills, MA 02481-2104

I have audited the accompanying statement of financial condition of
Donegal Securities, Inc. as of December 31, 2011, and the related
statements of income, stockholder's equity, and cash flows for the year
then ended. These financial statements are the responsibility of the
Company's management. My responsibility is to express an opinion on these
financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally
accepted in the United States of America. Those standards require that I
plan and perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements. An audit also includes assessing
the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. I believe that my audit provides a reasonable basis for my
opinion.

In my opinion, the financial statements referred to above present fairly,
in all material respects, the financial position of Donegal Securities,
Inc. as of December 31, 2011 and the results of its operations and its
cash flows for the years then ended in conformity with accounting
principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic
financial statements taken as a whole. The information contained in
Schedules I and II are presented for purposes of additional analysis and
is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 under the Securities
Exchange Act of 1934. Such information has been subjected to the auditing
procedures applied in the audit of the basic financial statements and, in
my opinion, is fairly stated in all material respects in relation to the
basic financial statements taken as a whole.

February 2, 2012

Donegal Securities, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$ 92,118
Commissions receivable	120,000
Prepaid expenses	1,102
	$ 213,220

Liabilities and Stockholder's Equity

Liabilities:
Commissions payable	$ 120,000
Accrued expenses payable	7,001
	127,001

Stockholder's Equity:
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000	
Additional paid-in capital	10,000	
Retained earnings	75,219	86,219
		$ 213,220

Donegal Securities, Inc.
Statement of Income
For The Year Ended December 31, 2011

Revenues	
Commissions income	$ 1,737,690
Interest income	187
	1,737,877
Expenses:	
Registered representative commissions	1,680,179
Regulatory fees	11,467
Consulting fees	14,646
Other expenses	11,910
	1,718,202
Net Income (Loss) before income taxes	19,675
Provision for income taxes	456
Net Income (Loss)	$ 19,219

Donegal Securities, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2011

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance - beginning of year	10,000	$ 1,000	$ 10,000	$ 81,000	$ 92,000
Net Income				19,219	19,219
Distribution				(25,000)	(25,000)
Balance - end of year	10,000	$ 1,000	$ 10,000	$ 75,219	$ 86,219

Donegal Securities, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2011

Year To Date

Cash Provided from Operations

Net Income (Loss)	$ 19,218	
Adjustments		
Add:		
Commissions Receivable	26,500	
Income Tax Payable	456	
Less:		
Prepaid Expenses	(245)	
Cash from Operations		45,929

Cash Flows - Invested

Investing Cash Flows	0

Cash Flows - Financing

Shareholder Distribution	(25,000)	
Financing Cash Flows		(25,000)
Cash Increase (Decrease)		20,929

Cash - Beginning of Year

Cash Checking	1,500	
Cash Money Market	69,688	
Total Beginning of Year		71,188
Cash on Statement Date		.$ 92,117

1. NATURE OF BUSINESS

   Donegal Securities, Inc. (the Company) is a closely held Massachusetts
   Corporation incorporated on June 4, 2003. The Company is a broker-
   dealer registered with the Securities and Exchange Commission (SEC) and
   is a memeber of the Financial Industry Regulatory Authority (FINRA).
   The Company is a service organization primarily engaged in providing
   advice and other services with respect to employee retirement plans.
   The Company's main office is located in Wellesley, Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Income Taxes

      The Company has elected under the Internal Revenue Code to be taxed
      as an S Corporation, which taxes shareholders on their proportionate
      share of the Company's taxable income. Therefore, no provision for
      income taxes has been included in these financial statements other
      than the minimum tax required for S Corporations by the Commonwealth
      of Massachusetts.

   Use of Estimates

      The preparation of financial statements in conformity with generally
      accepted accounting principles requires management to make estimates
      and assumptions that affect the reported amount of assets and
      liabilities as of the date of the financial statements and the
      reported amounts of revenue and expenses during the reporting period.
      Actual results could differ from those estimates.

   Basis of Accounting

      The Company uses the accrual method of accounting for financial
      accounting and the cash method for tax accounting purposes.

   Concentration of Credit Risk

      The Company maintains its cash in bank deposit accounts which, at
      times, may exceed federally insured limits. Accounts are guaranteed
      by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.
      At December 31, 2011 the company had approximately nothing in excess
      of FDIC insured limits. The company has not experienced any losses in
      such accounts.

Donegal Securities, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2011

Commissions Receivable

Commissions receivable represent amounts due from mututal funds based on assets under investment. The amounts due were received during January 2012.

Revenue and Cost Recognition

The company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

2. CASH FLOWS

Cash Paid for Interest and Income Taxes is as follows:

Interest	$ -
Income Taxes	$ 456

3. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $85,117 at December 31, 2011, which exceed required net capital of $5,000 by $80,117. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 1.49 to 1.0.

5. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

6. RELATED PARTY TRANSACTIONS

The majority of the commissions and consulting fee income received by the Company is generated through the assets under management from clients of the Kraematon Group, Inc. of which the sole shareholder has 100% interest. In addition, the Company has an expense sharing agreement with this company.

The Company has a contract with its sole shareholder, a registered sales representative, which allows it to pay substantially all commissions and consulting fees received by the Corporation to the shareholder/registered representative after payment of regulatory expenses.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 2, 2012, the date on which the financial statements were available to be issued.

8. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

Federal	$	–
State		456
	$	456

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2008, 2009 and 2010.

SUPPLEMENTARY INFORMATION

Donegal Securities, Inc.
Schedule I
Computation of Net Capital
December 31, 2011

Total stockholder's equity $ 86,219

Deductions:
Nonallowable assets
    Prepaid FINRA expenses   1,102

Net capital   85,117

Less: Capital Requirement   (5,000)

Excess Capital $ 80,117
                                                   =========
Aggregate Indebtedness $ 127,001
                                                   =========
Ratio of Aggregate Indebtedness
 to Net Capital   1.49 to 1.0

There is no material difference between the audited net capital and
the unaudited net capital reported on the December 31, 2011 Focus
Report Part IIA.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Donegal Securities, Inc.
As of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such
exemption is based:

A. (k)
   (1)—Limited business (mutual funds and/or variable annuities only)   X 4550

B. (k)
   (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained   __4560

C. (k)
   (2)(ii)--All customer transactions cleared through another broker-dealer
           on a fully disclosed basis   __4570

   Name of clearing firm(s)
   Clearing Firm SEC#s   Name   Product Code
   8-_____   _____   _____ [4335B]
          [4335A]   [4335A2]
   8-_____   _____   _____ [4335D]
          [4335C]   [4335C2]
   8-_____   _____   _____ [4335F]
          [4335E]   [4335E2]
   8-_____   _____   _____ [4335H]
          [4335G]   [4335G2]
   8-_____   _____   _____ [4335I]
          [4335I]   [4335I2]

D. (k) (3) Exempted by order of the Commission   __4580

See Accountant's Report and Accompanying Notes
-10-

Donegal Securities, Inc.

Supplemental SIPC Report

December 31, 2011



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Donegal Securities, Inc.
Board of Directors

     In accordance with Rule 17a-5(e)(4) of the Securities and Exchange
  Commission, we have performed the following procedures with respect to
the accompanying schedule (Form SIPC-7) of Securities Investor Protection
Corporation assessments and payments of Donegal Securities, Inc. for the
nine month period ended December 31, 2011. Our procedures were performed
solely to assist you in complying with Rule 17a-5(e)(4) and our report is
not to be used for any other purpose. The procedures we performed are as
follows:

1) Compared listed assessment payments with respective cash disbursement
   records entries;

2) Compared amounts included with the amounts reported on the audited
   Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with
   the amounts reported in the General Assessment Reconciliation (Form
   SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting
   schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form
   SIPC-7 and in the related schedules and working papers supporting
   adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7
   on which it was computed.

Because the above procedures do not constitute an audit made in
accordance with generally accepted auditing standards, we do not express
an opinion on the schedule referred to above. In connection with the
procedures referred to above, nothing came to our attention that caused
us to believe that the amounts shown on Form SIPC-7 were not determined
in accordance with applicable instructions and forms. This report
relates only to the schedule referred to above and does not extend to any
financial statements of Donegal Securities, Inc. taken as a whole.

Harvey E Karll CPA, P.C.

February 2, 2012

SIPC-7   SECURITIES INVESTOR PROTECTION CORPORATION
          805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
                            202-371 - 8300
                Transitional Assessment Reconciliation
          (Read carefully the instructions in your Working Copy before completing this Form)

                   TO BE FILED BY ALL SIPC MEMBERS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in
   which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

061137   FINRA   DEC 11   Note: If any of the information shown on the
                                        mailing label requires correction, please e-mail
DONEGAL SECURITIES, INC.   any corrections to form@sipc.org and so indicate
                                        On the form filed.
20 WALNUT STREET
                                        Name and telephone number of person to contact
WELLESLEY, MA 02481-2104   respecting this form. Gil Moreira 781-431-9421

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ _____ 0

  B. Less payment made with SIPC-6 filed (exclude interest)   (_____)
        Date Paid   Amount

     _____ $

     _____ $_____   (_____ 856)

  C. Less prior year overpayment applied   (_____)

  D. Assessment balance due or (overpayment)   (_____ 856)

  E. Interest computed on late payment (see instruction E)
        for _____ days at 20% per annum

  F. Total assessment balance and interest due (or overpayment carried forward) $(_____ 856)

  G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _____ 0

  H. Overpayment carried forward $(_____ 856)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration
   number):

The SIPC member submitting this form and
The person by whom it is executed represent
Thereby that all information contained herein   __Donegal Securities, Inc.__
Is true, correct and complete.   (Name of Corporation, Partnership or other organization)

                                                   _____
                                                          (Authorized Signature)

Dated the_____ day of _February_, 20_12_ .   __Chief Compliance Officer__
                                                              (Title)
This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of
this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
       Postmarked   Received   Reviewed
Calculations _____   Documentation _____   Forward Copy
Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 11
and ending December 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ ___1,737,877___

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries(except
       foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a,

   (5) Net loss from management of or participation in the underwriting or
       distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal
       fees deducted in determining net profit from management of or participation
       in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

          Total additions   ___1,737,877___

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end
       investment company or unit investment trust, from the sale of variable
       annuities, from the business of insurance, from investment advisory
       services rendered to registered investment companies or insurance company
       separate accounts, and from transactions in security futures products.   ___1,737,877___

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members
       in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i)
       certificates of deposit and (ii) Treasury bills, bankers acceptances or
       commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in
       connection with other revenue related to the securities business (revenue
       defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities
       business. (See Instruction C):

   (9) (i) Total interest and dividend expense (FOCUS
           Line 22/PART IIA Line 13, Code 4075 plus line
           2b(4) above) but not in excess of total interest $
           and dividend income.

       (ii) 40% of interest earned on customers securities
            accounts (40% of FOCUS line 5, Code 3960). $

            Enter the greater of line (i) or (ii)

            Total deductions   ___1,737,877___

2d. SIPC Net Operating Revenues $ _____0___

2e. General Assessment @ .0025 $ _____0___

Donegal Securities, Inc.

Supplemental SIPC Report

December 31, 2011



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

Donegal Securities, Inc.
Board of Directors

     In accordance with Rule 17a-5(e)(4) of the Securities and Exchange
  Commission, we have performed the following procedures with respect to
the accompanying schedule (Form SIPC-7) of Securities Investor Protection
Corporation assessments and payments of Donegal Securities, Inc. for the
nine month period ended December 31, 2011. Our procedures were performed
solely to assist you in complying with Rule 17a-5(e)(4) and our report is
not to be used for any other purpose. The procedures we performed are as
follows:

1) Compared listed assessment payments with respective cash disbursement
   records entries;

2) Compared amounts included with the amounts reported on the audited
   Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with
   the amounts reported in the General Assessment Reconciliation (Form
   SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting
   schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form
   SIPC-7 and in the related schedules and working papers supporting
   adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7
   on which it was computed.

Because the above procedures do not constitute an audit made in
accordance with generally accepted auditing standards, we do not express
an opinion on the schedule referred to above. In connection with the
procedures referred to above, nothing came to our attention that caused
us to believe that the amounts shown on Form SIPC-7 were not determined
in accordance with applicable instructions and forms. This report
relates only to the schedule referred to above and does not extend to any
financial statements of Donegal Securities, Inc. taken as a whole.

Harvey E. Karll CPA, P.C.

February 2, 2012

SIPC-7   **SECURITIES INVESTOR PROTECTION CORPORATION**
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371 - 8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

061137   FINRA   DEC   11

DONEGAL SECURITIES, INC.

20 WALNUT STREET

WELLESLEY, MA 02481-2104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Gil Moreira 781-431-9421

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ _____ 0

B. Less payment made with SIPC-6 filed (exclude interest)   (_____)
      Date Paid   Amount

    _____ $ _____

    _____ $ _____   (_____ 856)

C. Less prior year overpayment applied   (_____)

D. Assessment balance due or (overpayment)   (_____ 856)

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(_____ 856)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ _____ 0

H. Overpayment carried forward $(_____ 856)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and
The person by whom it is executed represent
Thereby that all information contained herein
Is true, correct and complete.

     __Donegal Securities, Inc.__
     (Name of Corporation, Partnership or other organization)

     _____
     (Authorized Signature)

Dated the_____ day of _February_ , 20_12_ .   __Chief Compliance Officer__
                                                 (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
      Postmarked   Received   Reviewed
Calculations _____   Documentation _____   Forward Copy
Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 11
and ending December 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,737,877

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except
       foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a,

   (5) Net loss from management of or participation in the underwriting or
       distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal
       fees deducted in determining net profit from management of or participation
       in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

              Total additions   1,737,877

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end
       investment company or unit investment trust, from the sale of variable
       annuities, from the business of insurance, from investment advisory
       services rendered to registered investment companies or insurance company
       separate accounts, and from transactions in security futures products.   1,737,877

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members
       in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i)
       certificates of deposit and (ii) Treasury bills, bankers acceptances or
       commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in
       connection with other revenue related to the securities business (revenue
       defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities
       business. (See Instruction C):

   (9) (i) Total interest and dividend expense (FOCUS
           Line 22/PART IIA Line 13, Code 4075 plus line
           2b(4) above) but not in excess of total interest $
           and dividend income.

       (ii) 40% of interest earned on customers securities
            accounts (40% of FOCUS line 5, Code 3960). $

            Enter the greater of line (i) or (ii)

            Total deductions   1,737,877

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0